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MADGE NETWORKS N.V.                                               [Madge Logo]
Transpolis Schiphol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands

Main:  (+31) (0) 23 5685526
Fax:   (+31) (0) 23 5685528





                               MADGE NETWORKS N.V.
                       REPORTS SECOND QUARTER 2000 RESULTS

Amsterdam, The Netherlands (July 26, 2000) -- Madge Networks N.V. (NASDAQ NM:
MADGF), a global network solutions provider, today announced results for its second fiscal quarter ended June 30, 2000.1 Operating highlights at Madge Networks companies during the second quarter include:

- Madge.connect experiences significant sequential decline in sales of Token Ring products;

-    Madge.web achieves 22% sequential revenue growth;

- Madge.web launches pan-European Madge Broadcast Network in partnership with RealNetworks, and opens data centers in Frankfurt and Amsterdam;

- Red-M subsidiary formed to compete in high-growth, wireless Internet and m-commerce arena;

- Red-M, at first demonstration of its products, publicly acknowledged as number one innovator in Bluetooth industry.

Madge Networks revenues for the second quarter were US$34.2 million, compared to first quarter 2000 revenues of $51.5 million and revenues of $53.3 million for the second quarter of 1999. The net loss for the quarter was $23 million, or $(0.52) per share, compared to a net loss of $15.1 million, or $(0.36) per share, for the first quarter of 2000. The net loss for the second quarter of 1999 was $10.1 million, or $(0.25) per share.

In a separate news release issued today, Madge Networks announced that it has secured a total $60 million funding commitment for Madge Networks N.V. and Madge.web N.V.

During the quarter, Madge Networks N.V. announced the formation of Red-M, a subsidiary company developing wireless Internet server products that will provide rapid and reliable transmission of voice, data and video communications over a

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wireless connection using Bluetooth, the emerging short-range wireless technology. At the Bluetooth Congress in Monte Carlo in June, Red-M demonstrated its new technology and won the Bluetooth Innovation Award, the only award given at this annual meeting. The first products from Red-M are due by the end of this year.

MADGE.WEB

FINANCIAL HIGHLIGHTS                       Three months ended(2)
                                       -----------------------------
(Unaudited, in thousands)              June 30,             March 31,
                                         2000                 2000

Sales                                    $8,405               $6,900
Gross loss                              $(5,008)             $(6,952)
EBITDA (loss)                          $(13,312)            $(14,375)

QUARTERLY HIGHLIGHTS AND RECENT DEVELOPMENTS

Madge.web is a global provider of rich content applications and managed network services. Madge.web revenues for the second quarter were $8.4 million, a 22% increase over first quarter revenues of $6.9 million. Results for both quarters exclude a non-core business segment that has been discontinued in Madge.web. All comparable quarterly revenues have been restated on a like-for-like basis. EBITDA loss was $13.3 million in the quarter as Madge.web continued its aggressive investment plans to drive the business and enhance its global Overnet, including the addition of new data centers in Frankfurt and Amsterdam.

"We continued to make positive progress in building our business as a leading service provider supporting the full life cycle of rich content," said Robert Madge, CEO, Madge.web. "We had a landmark quarter, with the launch of our pan-European streaming media network, the Madge Broadcast Network, in partnership with RealNetworks, and in only the first weeks of operation we broadcast 32 events and deployed eight on-demand services. Madge.web revenues advanced sequentially 22% to $8.4 million, and we achieved a doubling of guaranteed revenue contract orders for our advanced IP-based network and application services."

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


MADGE.CONNECT

FINANCIAL HIGHLIGHTS                       Three months ended(2)
                                       ----------------------------
(Unaudited, in thousands)              June 30,             Mar. 31,
                                         2000                 2000

Sales                                   $25,746              $44,610
Gross profit                            $10,846              $22,399
EBITDA                                     $402               $6,635

QUARTERLY HIGHLIGHTS AND RECENT DEVELOPMENTS

Madge.connect is a global supplier of advanced networking products including Token Ring solutions, ISDN switching and IP-based video networking for large enterprises. Madge.connect revenues for the second quarter were $25.7 million, compared with $44.6 million for the first quarter of 2000. EBITDA was $0.4 million in the quarter. Madge.connect experienced significant market weakness for its Token Ring products in the second fiscal quarter. In response to the market downturn, Madge.connect reduced channel inventory by $7.5 million in the quarter.

-----------------
1 For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on the calendar month end, whereas, in fact, the Company operates on the basis of thirteen-week financial quarters.

2 March 31 Quarter results are restated for the transfer of a business segment from Madge.web to Madge.connect.

Investors will have the opportunity to listen to management's discussion of its second quarter 2000 results in a conference call to be held Thursday, July 27th at 8:30 a.m. (Eastern Time) over the Internet through Vcall at www.vcall.com. To listen to the live call please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. A link to the Vcall will also be available from our website at www.madge.com. For those who cannot listen to the live broadcast, a replay will be available shortly thereafter by dialing 1-800-633-8284 (858-812-6440 for international callers), reservation #15866461, or by visiting our website at www.madge.com.


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



ABOUT MADGE NETWORKS N.V.

Madge Networks N.V. (NASDAQ NM: MADGF) is a global provider of advanced Internet-centric network services and products, and mission-critical enterprise solutions. The company operates through three primary subsidiaries: Madge.web, a global provider of rich content applications and managed network services; Madge.connect, a global supplier of product solutions for mission-critical enterprise networks; and Red-M, a developer of wireless Internet server products that provide Internet and Intranet access from a wide range of mobile devices in the workplace. The company's main business centers are located in Wexham Springs, United Kingdom; New York City and Dallas, Texas. Information about Madge's complete range of products and services can be accessed on the World Wide Web at www.madge.com.

ABOUT MADGE.WEB

Madge.web is a global provider of rich content applications and managed network services. These services are delivered via the company's Overnet, by-passing the public Internet to more than 30 countries around the world. Rich content services from Madge.web - architected to handle on-line video, audio, images and interactive media -- include encoding services, virtual private networking, managed hosting, storage, streaming media distribution and marketing services, and will soon include workflow management. Further information about Madge.web can be accessed on the World Wide Web at www.madgeweb.com.

ABOUT MADGE.CONNECT

Madge.connect is a global supplier of advanced networking product solutions to large enterprises. As the market leader in Token Ring, Madge.connect is pioneering next generation networking solutions which enable the painless deployment of 100Mbps and Gigabit speed IP-based applications within existing corporate networks while protecting customers' investments in Token Ring and ATM. As part of this strategy, Madge.connect provides a range of ISDN switching and IP-based video networking products for real-time multimedia communications across the network.

ABOUT RED-M

Founded in 2000, Red-M is a subsidiary of Madge Networks N.V. The company is a pioneer of mobile commerce solutions that allow the wireless integration of data, voice and video communications in the work environment, delivering reliable and secure access to Internet, Intranet and business critical applications from a wide range of mobile devices. Information on Red-M can be found on the World Wide Web at www.red-m.com


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


PRIVATE SECURITIES LITIGATION REFORM ACT STATEMENT

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., the need for, and ability to raise, additional funds, changing technologies, competition, planned service and product launches, management of change and changed resource allocation resulting from these and other factors). Forward-looking statements in this press release include statements that refer to Red-M providing rapid and reliable transmission of voice, data and video communications over a wireless connection using Bluetooth technology, Red-M's first products being due by the end of this year, Madge.web's rich content services soon including workflow management and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge's recent SEC filings.

Madge, the Madge logo, Madge.web, Madge.connect and Red-M are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated companies.

Contact: Madge Networks, Wexham Springs, United Kingdom
Internet: www.madge.com

Company Contact:
Chris Bradley, Chief Financial Officer
MADGE NETWORKS N.V.
Tel: (+44) 1753 661172

Investor Relations Contact:
Lisa Ellis, Director of Investor & Public Relations
MADGE NETWORKS N.V.
Tel: 212-709-1007


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

                               Madge Networks N.V.
                    Condensed Consolidated Balance Sheets(1)
                                   (Unaudited)
                                 (in thousands)


                                                                            JUNE 30,         DEC. 31,
                                                                              2000             1999
                                                                          ---------------------------
 ASSETS
 Current assets:
 Cash, cash equivalents, and short-term investments(2)                      $20,048          $29,971
 Accounts receivable, net                                                    26,633           38,655
 Inventories                                                                 12,506           16,160
 Prepaid expenses and other current assets                                   14,152           10,802
                                                                         ---------------------------
 Total current assets                                                        73,339           95,588

 Investments, property and equipment, net                                    47,956           44,834
 Intangible assets, net                                                      47,681           52,076

                                                                         ---------------------------
 Total assets                                                              $168,976         $192,498
                                                                         ===========================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
 Accounts payable and accrued liabilities                                   $74,854          $92,639
 Income taxes payable                                                        15,322           16,715
 Short-term borrowings                                                        4,189            7,107
 Short-term obligations                                                       3,988            3,298
                                                                         ---------------------------
 Total current liabilities                                                   98,353          119,759
 Long-term obligations                                                        8,879            3,563
                                                                         ---------------------------
 Total liabilities                                                          107,232          123,322

 Shareholders' equity                                                        61,744           69,176

                                                                         ---------------------------
 Total liabilities and shareholders' equity                                $168,976         $192,498
                                                                         ===========================


--------
1 The condensed consolidated results include Madge.web, Madge.connect and Madge Group Companies.

2 Cash includes a balance of $6.1M at June 30, 2000 and $10.5M at December 31, 1999 that had restricted use.


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


                               Madge Networks N.V.
                Condensed Consolidated Statements of Operations(3)
                                   (Unaudited)
                                 (in thousands)


                                                                    THREE MONTHS ENDED JUNE 30,(4)
                                                                   --------------------------------

                                                                       2000                 1999
                                                                   --------------------------------

Madge.web sales                                                          8,405                8,657
Madge.connect sales                                                     25,746               44,685
                                                                   -------------------------------
Net sales                                                               34,151               53,342
Cost of sales                                                           28,313               30,018
                                                                   -------------------------------
Gross profit                                                             5,838               23,324
Operating expenses:
Sales & marketing                                                       16,487               18,320
Research & development                                                   5,637                8,995
General and administrative                                               6,178                6,316
Special Charges                                                                                  25
                                                                   --------------------------------
Total operating expenses                                                28,302               33,656
                                                                   --------------------------------
Loss from operations                                                   (22,464)             (10,332)
Net interest (expense) income                                             (366)                 596
                                                                   --------------------------------
Loss before tax                                                        (22,830)              (9,736)
Income tax provision                                                      (125)                (402)
                                                                   --------------------------------
Net Loss                                                              $(22,955)            $(10,138)
                                                                   ================================

Earnings per share
Basic                                                                   $(0.52)              $(0.25)
Diluted                                                                                      $(0.25)
                                                                        $(0.52)

Weighted Average Shares Outstanding
Basic                                                                   44,066               40,535
Diluted                                                                 44,066               40,535


--------
3 The condensed consolidated results include Madge.web, Madge.connect and Madge Group Companies.

4 The 1999 quarter results are restated for the transfer of a business segment from Madge.web to Madge.connect.


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



                               Madge Networks N.V.
                Condensed Consolidated Statements of Operations(5)
                                   (Unaudited)
                                 (in thousands)

                                                                                        GROUP RESULTS
                                                                                      SIX MONTHS ENDED(6)
                                                                                           JUNE 30,
                                                                               ------------------------------
                                                                                 2000                   1999
                                                                               ------------------------------

Madge.web sales                                                                 $15,305               $13,290
Madge.connect sales                                                             $70,356               $88,866
                                                                               ------------------------------
Net sales                                                                        85,661               102,156
Cost of sales                                                                    64,376                57,918
                                                                               ------------------------------
Gross profit                                                                     21,285                44,238
Operating expenses:
Sales & marketing                                                                35,590                35,530
Research & development                                                           11,319                18,370
General and administrative                                                       11,577                10,184
Special Charges                                                                                            25
                                                                               ------------------------------
Total operating expenses                                                         58,486                64,109
                                                                               ------------------------------
Loss from operations                                                            (37,201)              (19,871)
Net interest (expense) income                                                      (481)                1,658
                                                                               ------------------------------
Loss before tax                                                                 (37,682)              (18,213)
Income tax provision                                                               (365)                 (402)
                                                                               ------------------------------
Net Loss                                                                       $(38,047)             $(18,615)
                                                                               ==============================

Earnings per share
Basic                                                                            $(0.88)               $(0.44)
Diluted                                                                          $(0.88)               $(0.44)

Weighted Average Shares Outstanding
Basic                                                                            43,029                41,863
Diluted                                                                          43,029                41,863

--------
5 The condensed consolidated results include Madge.web, Madge.connect and Madge Group Companies.

6 The 1999 period results are restated for the transfer of a business segment from Madge.web to Madge.connect.

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